CHINA YUCHAI INTERNATIONAL TO ACQUIRE
FULL CONTROL OF REMANUFACTURING JOINT VENTURE

Singapore, Singapore – July 2, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has entered into an equity transfer agreement to restructure the ownership of its joint venture company – Yuchai Remanufacturing Services (Suzhou) Co., Ltd. (“YRC”).

Pursuant to the agreement, Caterpillar (China) Investment Co., Ltd. (“Caterpillar”) will transfer its entire 49% equity ownership in YRC to GYMCL, bringing GYMCL’s equity ownership to 100%. As a result, YRC will become a wholly-owned subsidiary of GYMCL. No financial terms are disclosed, as the total consideration is nominal to China Yuchai’s balance sheet. The transaction is subject to approval by the Suzhou Bureau of Commerce.

YRC was established in China to provide remanufacturing services for GYMCL’s diesel engines and components as well as selected Caterpillar diesel engines and components. Incorporated in April 2010, YRC began operations in 2011.

Benefitting from Caterpillar’s expertise, YRC has developed high-quality standards and critical management processes. Both parties have agreed that it is now an appropriate time for GYMCL to assume control of YRC as there are significant advantages from the integration of the remanufacturing business with GYMCL’s manufacturing operations. Caterpillar has agreed to continue to provide technical support to YRC and to further enhance awareness of the advantages of remanufacturing within China. Both parties will continue to maintain a mutually beneficial working relationship as a result of their partnership in YRC over the past few years.

Weng Ming Hoh, President of China Yuchai, commented, “We look forward to further developing the remanufacturing business as we believe that it provides a sustainable long-term solution to the increasing concerns over environmental pollution in China. Remanufacturing is beneficial to our customers and is an additional service we can offer. We believe that our engine operations and now wholly-owned remanufacturing subsidiary will be able to generate greater synergy and create more value for GYMCL’s engine users.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com